UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 0-19133

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST CASH 401(k) PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST CASH FINANCIAL SERVICES, INC.
690 East Lamar Boulevard, Suite 400
Arlington, Texas 76011

FIRST CASH 401(k) PROFIT SHARING PLAN
INDEX

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Investment Committee
First Cash 401(k) Profit Sharing Plan
Arlington, Texas

We have audited the accompanying statements of net assets available for benefits of the First Cash 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. First Cash 401(k) Profit Sharing Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the First Cash 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the related statements of changes in its net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, schedule of assets held for investment purposes at December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the First Cash 401(k) Profit Sharing Plan's financial statements. This supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Stovall Grandey & Allen LLP

Fort Worth, Texas
June 13, 2016

FIRST CASH 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS:
Investments, at fair value:
Money market funds	$936,717	$814,258
Mutual funds	6,584,280	6,169,072
Common/collective trust funds	12,173,547	11,527,858
First Cash Financial Services, Inc. common stock	4,835,133	7,124,201
Total investments	24,529,677	25,635,389

Notes receivable from participants	1,605,201	1,594,720

Contributions receivable:
Participant	19	2,053
Employer	—	1,053
Total contributions receivable	19	3,106

Total assets	26,134,897	27,233,215

LIABILITIES:
Other liabilities	23,228	19,730

Total liabilities	23,228	19,730

Net assets available for benefits	$26,111,669	$27,213,485

See accompanying notes to these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2015	2014
Additions to net assets attributable to:
Investment income (loss):
Net depreciation in fair value of investments	$(2,839,635)	$(50,915)
Interest and dividends	267,003	168,167
Net investment gain (loss)	(2,572,632)	117,252

Contributions:
Participant	2,465,788	2,405,862
Participant rollovers	32,311	186,953
Employer	708,507	702,314
Total contributions	3,206,606	3,295,129

Interest, notes receivable from participants	66,106	61,498

Other	55,799	43,847

Total additions	755,879	3,517,726

Deductions from net assets attributable to:
Benefits paid directly to participants	1,655,924	3,447,302
Investment management fees	103,807	96,710
Administrative fees	84,765	84,651
Custody fees	13,199	14,154
Total deductions	1,857,695	3,642,817

Decrease in net assets available for benefits	(1,101,816)	(125,091)

Net assets available for benefits:
Beginning of year	27,213,485	27,338,576

End of year	$26,111,669	$27,213,485

See accompanying notes to these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF PLAN

The following brief description of the First Cash 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General
The Plan is a salary deferral plan covering substantially all U.S.-based employees of First Cash Financial Services, Inc. and its wholly-owned subsidiaries (the “Company” or the “Employer”) who have completed six months of service with the Company and have reached age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The trustee and custodian of the Plan is TD Ameritrade Trust Company.

In January 2014, the Plan was amended to add newly acquired entities as participating employers in the Plan and to grant service credit to the employees of the new participating employers for purposes of eligibility and vesting.

Contributions
Each year, participants may contribute to the Plan an amount up to 100% of their annual compensation. However, each participant’s annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income taxes, which was $18,000 for 2015 and $17,500 for 2014. In addition, participants over age 50 are allowed to contribute an additional $6,000 for 2015 and $5,500 for 2014. The amount of a participant’s annual compensation that may be taken into account for purposes of determining the Company’s matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the IRS. Unless they elect otherwise, employees are automatically enrolled and contribute 3% of their compensation beginning six months after their date of hire. The Company contributes to the Plan a matching amount equal to 40% of the first 6% of the participant’s annual compensation that is contributed to the Plan. Participants are eligible to receive Company matching contributions after twelve months of service with the Company. In addition, a special discretionary contribution, as determined by the Company, may be contributed, pro rata, based upon each participating employee’s compensation to the total compensation of all participating employees. No such contribution was made in 2015 or 2014.

If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under IRS rules pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the employer’s matching contribution to the Plan for the following year. Management believes that the Plan is in compliance with the funding requirements of ERISA.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contributions and profit sharing contributions, if applicable. Forfeitures of the non-vested portion of terminated participants’ accounts will be used to reduce future Company contributions to the Plan. The various participant allocations are based on a percentage of the participant’s elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Vesting
Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in the remainder of their accounts is generally based on years of continuous service with the Company, which is determined as a twelve consecutive month period ending on each anniversary of a participant’s date of hire. Participants become 25% vested in employer contributions after two years, and an additional 25% each year thereafter until 100% vested upon five years of credited service. A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

Investment Options
Upon enrollment into the Plan, a participant may direct their contributions to the Company’s common stock or any of the investment options offered by TD Ameritrade Trust Company, the trustee of the Plan. Participant contributions directed to purchase the Company’s common stock are limited to 20% of the participant’s total contributions. Participants may change the allocation of their existing funds and future contributions at any time.

Payment of Benefits
Participants whose employment terminates for any reason (except death or disability) are generally entitled to receive the vested portion of their account in the form of a lump sum distribution payable in cash. If a terminated participant’s vested balance is $5,000 or less, and the participant does not consent to a distribution of the vested account balance, the vested benefit is automatically rolled over to an IRA provider. If the participant’s vested balance exceeds $5,000, no distribution is made from the Plan without the participant’s consent. There were $15,457 of benefits payable to participants at December 31, 2015. There were $5,450 benefits payable to participants at December 31, 2014.

Participant Loans
A participant may apply to the plan administrator for a loan under the Plan. All loans made by the trustees shall be subject to the terms and conditions set forth in the Plan Document and Trust Agreement. Participants may borrow up to one-half of their vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based upon prevailing commercial rates for loans of similar types. Repayments of the loan balance, plus interest, are paid ratably through bi-weekly after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a home, then over a reasonable period of time as determined by the trustee, but not to exceed 20 years. A participant may have only one loan outstanding at any one time. Participant loans are collateralized by their respective participant accounts.

Forfeitures
Participants who terminate employment prior to being fully vested in the Company’s matching contributions forfeit the non-vested contributions and related earnings. At December 31, 2015 and 2014, there were approximately $62,000 and $73,000, respectively, of forfeited non-vested accounts. Forfeitures of Company matching contributions may be used to reduce future Company contributions to the Plan. In 2015 and 2014, Company matching contributions were reduced by approximately $73,000 and $68,000, respectively, from forfeited, non-vested accounts. Forfeitures of discretionary Company contributions are reallocated among all remaining participants.

Administrative Fees
The Company has paid, at its discretion, certain of the administrative expenses of the Plan. Administrative expenses paid by the Company in 2015 and 2014 were approximately $82,000 and $100,000, respectively.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 31, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has subsequently been amended, the Investment Committee believes the Plan is still in compliance with IRS regulations.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and Department of Labor. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements and supplemental schedule are prepared on the accrual basis of accounting.

Valuation of Investments
Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are valued using the net asset value quoted on a private market; however the unit price is based on underlying investments which are traded on an active market. Equity securities are valued at fair value using quoted market prices. Investments in money market funds are stated at cost, which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

Notes Receivable from Participants
Loans to participants are reported at their principal balances plus any accrued but unpaid interest. Loans that are not repaid within 180 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event for the participant.

Payment of Benefits
Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan, but have not been paid, are deducted from net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles (“GAAP”), as applied to defined contribution employee benefit plans, requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued ASU No. 2015-07, "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted. The Plan does not expect ASU 2015-07 to have a material effect on these financial statements.

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient" ("ASU 2015-12").

Part I of ASU 2015-12 removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value.

Part II of ASU 2015-12 removes the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks.

Part III of ASU 2015-12 allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end.

ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively. The Plan does not expect ASU 2015-12 to have a material effect on these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

3.    INVESTMENTS

Investments representing 5% or more of the Plan’s net assets, at fair value, consisted of the following as of December 31:

	2015	2014
Mutual funds:
Dimensional Fund Advisors US Large Cap Value Fund	$1,316,331	$	*

Common/collective trust funds:
TD Ameritrade Trust Company StarCore II Fund	6,370,855		5,894,876

First Cash Financial Services, Inc. common stock	4,835,133		7,124,201

* Balance was less than 5% of the Plan's net assets.

The Plan’s investments (including gains and losses on investments, bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year Ended December 31,
	2015	2014
Mutual funds	$(296,669)	$253,442
Common/collective trust funds	(190,478)	613,310
First Cash Financial Services, Inc. common stock	(2,352,488)	(917,667)
	$(2,839,635)	$(50,915)

According to the Financial Accounting Standards Board, participant loans are to be classified on the statement of net assets available for benefits as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. According to the Department of Labor, participant loans are considered an investment and measured at their fair value, and are required to be included as supplemental information in the schedule of assets held for investment purposes at end of year. The following is a reconciliation of the schedule of assets held for investment purposes to the financial statements as of December 31:

	2015	2014
Investments per schedule of investments held for investment purposes at end of year	$26,134,878	$27,230,109
Less: Notes receivable from participants	(1,605,201)	(1,594,720)
Investments per financial statements	$24,529,677	$25,635,389

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

5.	PARTIES - IN – INTEREST

First Cash Financial Services, Inc. common stock and notes receivable from participants are considered parties-in-interest to the Plan. The investment in First Cash Financial Services, Inc. common stock was $4,835,133 and $7,124,201 at December 31, 2015 and 2014, respectively, and depreciated in value by $2,352,488 and $917,667 during 2015 and 2014. The balance of notes receivable from participants was $1,605,201 and $1,594,720 at December 31, 2015 and 2014, respectively, and interest income was $66,106 and $61,498 during 2015 and 2014, respectively.

The trustee of the Plan, TD Ameritrade Trust Company, is a party-in-interest as defined by ERISA. The trustee invests certain Plan assets in common/collective trust funds and money market funds and such transactions qualify as party-in-interest transactions permitted by the Department of Labor.

6.	CONCENTRATION OF MARKET RISK

At December 31, 2015 and 2014, approximately 19% and 26%, respectively, of the Plan’s assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is dependent upon the performance of the Company, the market’s evaluation of such performance and overall market conditions. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the participant’s account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits. Participant contributions directed to purchase the Company’s common stock are limited to 20% of the participant’s total contributions.

7.	RECONCILIATION TO FORM 5500

Benefit claims payable are reported as a liability on Form 5500 but are not recorded as a liability on the financial statements prepared in accordance with GAAP. Excess contributions are recorded as a liability on the financial statements in accordance with GAAP, but not recorded as a liability on Form 5500.

The reconciliation of net assets per Schedule H of the Form 5500 to the financial statements is as follows:

	Year Ended December 31,
	2015	2014
Net Assets per Form 5500 - Schedule H	$26,111,340	$27,226,946
Benefits to participants to be paid in 2015	—	5,450
Benefits to participants to be paid in 2016	15,457	—
Excess contributions to be refunded in 2015	—	(18,911)
Excess contributions to be refunded in 2016	(15,128)	—
Net Assets per financial statements	$26,111,669	$27,213,485

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

The reconciliation of change in net assets per Schedule H of the Form 5500 to the financial statements is as follows:

	Year Ended December 31,
	2015	2014
Changes in Net Assets per Form 5500 - Schedule H	$(1,115,606)	$(177,066)
Benefits to participants paid in 2015	(5,450)	5,450
Benefits to participants paid in 2016	15,457	—
Excess contributions refunded in 2014	—	65,436
Excess contributions refunded in 2015	18,911	(18,911)
Excess contributions refunded in 2016	(15,128)	—
Change in Net Assets per financial statements	$(1,101,816)	$(125,091)

8.	FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification 820-10-20, Fair Value Measurements and Disclosures (“ASC 820-10-20”), the Plan’s assets and liabilities, which are carried at fair value, are classified in one of the following three categories:

 Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for instruments measured at fair value.

Money Market Funds
These investments are public investment vehicles valued using $1 for the net asset value, or its equivalent (“NAV”). The money market funds are classified within level 1 of the valuation hierarchy.

Mutual Funds
These investments are valued at the NAV of shares held by the Plan at year end. The mutual funds are classified within level 1 of the valuation hierarchy.

Common/Collective Trust Funds
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

First Cash Financial Services, Inc. Common Stock
First Cash Financial Services, Inc. common stock is valued at the closing price reported on the Nasdaq Global Select Market and is classified within level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2015 or 2014, and there were no changes in the valuation methodologies between these periods. In addition, there were no significant transfers between Level 1 or 2 for the year ended December 31, 2015.

The following tables present the fair value of financial instruments, measured on a recurring basis, as of December 31, 2015 and 2014, respectively, by risk classification and by the ASC 820-10-20 valuation hierarchy described above. The Plan had no assets or liabilities classified as Level 3 at December 31, 2015 or 2014.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
Balance at 12/31/2015
Money market funds (low risk)	$936,717	$—	$—	$936,717

Mutual funds:
Low risk	607,764	—	—	607,764
Below average risk	213,931	—	—	213,931
Average risk	1,316,331	—	—	1,316,331
High risk	4,446,254	—	—	4,446,254
	6,584,280	—	—	6,584,280

Common/collective trust funds (1):
Below average risk (2)	—	207,311	—	207,311
Average risk (3)	—	8,200,482	—	8,200,482
Above average risk (4)	—	1,871,178	—	1,871,178
High risk (5)	—	1,894,576	—	1,894,576
	—	12,173,547	—	12,173,547

Common stock (high risk)	4,835,133	—	—	4,835,133

Total investments	$12,356,130	$12,173,547	$—	$24,529,677

Balance at 12/31/2014
Money market funds (low risk)	$814,258	$—	$—	$814,258

Mutual funds:
Low risk	386,681	—	—	386,681
Below average risk	271,374	—	—	271,374
Average risk	1,318,770	—	—	1,318,770
High risk	4,192,247	—	—	4,192,247
	6,169,072	—	—	6,169,072

Common/collective trust funds (1):
Below average risk (2)	—	186,558	—	186,558
Average risk (3)	—	7,688,857	—	7,688,857
Above average risk (4)	—	1,817,784	—	1,817,784
High risk (5)	—	1,834,659	—	1,834,659
	—	11,527,858	—	11,527,858

Common stock (high risk)	7,124,201	—	—	7,124,201

Total investments	$14,107,531	$11,527,858	$—	$25,635,389

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

(1)	All of the common collective trust funds are immediately redeemable and have no notice requirements.

(2)
The STARTRACK RETIREMENT INCOME FUND™ will initially seek to invest 40% of its assets in equity asset class mutual funds and 60% of its assets in fixed-income mutual funds. As the target date approaches, the Sub-Advisor will seek to reduce risk significantly on a periodic basis by adjusting the fund’s ratio of equity to fixed-income mutual funds. Upon the target date, the STARTRACK RETIREMENT INCOME FUND™ will seek to achieve an asset allocation of 30% equity asset class mutual funds and 70% fixed-income mutual funds.

(3)
The STARCORE I FUND™ will invest 60% of its assets in fixed-income mutual funds and 40% of its assets in equity asset class mutual funds. The STARCORE II FUND™ is designed to reflect a standard “60/40” asset allocation model (60% equity asset class mutual funds, 40% fixed-income mutual funds). While the STARCORE II FUND™ seeks to benefit from an increased equity allocation, it also seeks to mitigate potential short-term return volatility through bond exposure. The STARTRACK 2020 FUND™ will initially seek to invest 70% of its assets in equity asset class mutual funds and 30% of its assets in fixed-income mutual funds. Once the STARTRACK 2020 FUND™ is within the final 10-12 years of the target date, the Sub-Advisor will seek to reduce risk significantly on a periodic basis by adjusting the fund’s ratio of equity to fixed-income mutual funds as the target date approaches. Upon the target date, the STARTRACK 2020 FUND™ will seek to achieve an asset allocation of 30% equity asset class mutual funds and 70% fixed-income mutual funds. The STARTRACK 2030 FUND™ will initially seek to invest 80% of its assets in equity asset class mutual funds and 20% of its assets in fixed-income mutual funds. Once the STARTRACK 2030 FUND™ is within the final 10-15 years of the target date, the Sub-Advisor will seek to reduce risk significantly on a periodic basis by adjusting the fund’s ratio of equity to fixed-income mutual funds as the target date approaches. Upon the target date, the STARTRACK 2030 FUND™ will seek to achieve an asset allocation of 30% equity asset class mutual funds and 70% fixed-income mutual funds.

(4)
The STARCORE III FUND™ will seek to invest 80% of its assets in equity asset class mutual funds and 20% of its assets in fixed-income mutual funds. The STARTRACK 2040 FUND™ will initially seek to invest 90% of its assets in equity asset class mutual funds and 10% of its assets in fixed-income mutual funds. Once the STARTRACK 2040 FUND™ is within the final 10-20 years of the target date, the Sub-Advisor will seek to reduce risk significantly on a periodic basis by adjusting the fund’s ratio of equity to fixed-income mutual funds as the target date approaches. Upon the target date, the STARTRACK 2040 FUND™ will seek to achieve an asset allocation of 30% equity asset class mutual funds and 70% fixed-income mutual funds. The STARTRACK 2050 FUND™ will initially seek to invest 98% of its assets in equity asset class mutual funds and hold a 2% cash reserve. Once the STARTRACK 2050 FUND™ is within the final 10-20 years of the target date, the Sub-Advisor will seek to reduce risk significantly on a periodic basis by adjusting the fund’s ratio of equity to fixed-income mutual funds as the target date approaches. Upon the target date, the STARTRACK 2050 FUND™ will seek to achieve an asset allocation of 30% equity asset class mutual funds and 70% fixed-income mutual funds.

(5)
The STARCORE IV FUND™ seeks to be broadly diversified across and within domestic, international and emerging markets asset classes. The STARCORE IV FUND™ also seeks to capture the benefits of long-term global stock market appreciation. The STARCORE GLOBAL VALUE FUND™ seeks to invest up to 98% of its assets in equity asset class mutual funds. The STARCORE GLOBAL VALUE FUND™ will primarily invest in the asset classes of domestic value, international value, and emerging markets value mutual funds. The STARCORE GLOBAL VALUE FUND™ will strive to increase potential expected long-term returns through the fund’s value exposure, as opposed to more traditional “blended” markets or growth-oriented mutual funds. The STARCORE INTERNATIONAL FUND™ seeks to be invested in thirty-eight countries, excluding the U.S. & Canada. The STARCORE INTERNATIONAL FUND™ will invest up to 98% of its assets in equity asset class mutual funds. The STARCORE INTERNATIONAL FUND™ will seek to diversify amongst all market capitalizations and

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

styles, with the intention of gaining the potential benefits of investment opportunities outside the U.S. and Canada. The STARCORE U.S. FUND™ seeks to be invested solely in U.S. equity asset class mutual funds. The STARCORE U.S. FUND™ will invest up to 98% of its assets in equity asset class mutual funds. The STARCORE U.S. FUND™ will strive to capture the benefits of investing broadly in the U.S. stock market through domestic asset class mutual funds.

9.	SUBSEQUENT EVENT

On April 28, 2016, the Company and Cash America International, Inc., a Texas corporation (“Cash America”), announced the execution of an Agreement and Plan of Merger (the “Merger Agreement”) entered into among the Company, Cash America and Frontier Merger Sub, LLC (“Merger Sub”), a Texas limited liability company and a direct wholly owned subsidiary of the Company. Pursuant to the Merger Agreement, the companies will combine in an all-stock merger of equals. Upon the terms and subject to the conditions set forth in the Merger Agreement, Cash America will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and remaining a wholly owned subsidiary of the Company. The transaction is expected to close in the second half of 2016, subject to the satisfaction of customary closing conditions, the expiration or termination of the applicable Hart-Scott-Rodino waiting period and certain approvals by the stockholders of both the Company and Cash America. The effect of the Merger on the Plan cannot be determined at this time.

SUPPLEMENTAL SCHEDULE

FIRST CASH 401(K) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 75-2237318	Plan Number: 001
DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE RATE OF INTEREST, COLLATERAL PAR OR MATURITY VALUE	COST	CURRENT VALUE
	Money Market Funds:
*	TD Ameritrade Trust Company	TD Bank USA Institutional Money Market	**	$830,397
*	TD Ameritrade Trust Company	TD Bank USA Money Market	**	106,320
				936,717
	Mutual Funds:
	Dimensional Fund Advisors	Intermediate Government Fixed Income	**	213,931
	Dimensional Fund Advisors	US Large Cap Value	**	1,316,331
	Dreyfus	Small Cap Stock	**	718,099
	Dreyfus	Basic S&P 500 Index	**	882,159
	T. Rowe Price	International Equity Index	**	53,082
	American Funds	EuroPacific Growth	**	1,188,603
	American Funds	Investment Company of America	**	197,899
	Vanguard	Short Term Bond Index (Admiral shares)	**	607,764
	Vanguard	Growth Index (Admiral shares)	**	1,193,830
	Vanguard	Mid Cap Index (Admiral shares)	**	212,582
				6,584,280
	Common /Collective Trust Funds:
*	TD Ameritrade Trust Company	StarCore I	**	374,972
*	TD Ameritrade Trust Company	StarCore II	**	6,370,855
*	TD Ameritrade Trust Company	StarCore III	**	1,211,555
*	TD Ameritrade Trust Company	StarCore IV	**	1,162,863
*	TD Ameritrade Trust Company	StarCore Global Value	**	342,907
*	TD Ameritrade Trust Company	StarCore International	**	144,543
*	TD Ameritrade Trust Company	StarCore US	**	244,263
*	TD Ameritrade Trust Company	StarTrack Retirement Income Fund	**	207,311
*	TD Ameritrade Trust Company	StarTrack 2020	**	547,472
*	TD Ameritrade Trust Company	StarTrack 2030	**	907,183
*	TD Ameritrade Trust Company	StarTrack 2040	**	659,611
*	TD Ameritrade Trust Company	StarTrack 2050	**	12
				12,173,547

*	First Cash Financial Services, Inc.	Common Stock (129,178 shares)	**	4,835,133

*	Participant Loans	4.25% – 6.00% interest and varying maturities through 03/31/2039	—	1,605,201

	Total investments			$26,134,878

*	Party-In-Interest
**	Historical cost information not required for participant directed accounts

See Report of Independent Registered Public Accounting Firm.

S-1

REQUIRED INFORMATION

ITEM 1.	Not Applicable

ITEM 2.	Not Applicable

ITEM 3.	Not Applicable

ITEM 4.	Financial Statements and Exhibits

	(a)	Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

	(b)	Exhibits:

		23.1	Consent of Independent Registered Public Accounting Firm

		32.1	Certification of Plan Administrator

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 13, 2016	FIRST CASH 401(k) PROFIT SHARING PLAN

	By:	/s/ Rick Wessel
Plan Administrator